# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intercont (Cayman) Ltd, CIK 0002018529
CUSIP: G48049103
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, China (F4), NA
Date of event which requires filing of this statement: 03/27/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002071210

## Reporting persons
- Muchun Zhu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,164,951; shared voting power 0; sole dispositive power 5,164,951; shared dispositive power 0; aggregate amount beneficially owned 5,164,951 (19.36% of the class)

## Item 1. Issuer
Name of issuer: Intercont (Cayman) Ltd
Address of issuer's principal executive offices: Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, F4

## Item 2. Person Filing
Name of person filing: Muchun Zhu
Address of principal business office or, if none, residence: No.18-1, Tonghuai Street, Moling Subdistrict, Jiangning District, Nanjing City, Jiangsu Province, China
Citizenship: Peoples Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,164,951 ordinary shares, including 4,256,243 ordinary shares held by Beverly Holding Limited, a BVI Business Company, and 908,708 ordinary shares held by Eascor Holding Limited, a BVI Business Company. Muchun Zhu is the sole director of, and owns 100% of the shares of, each of Beverly Holding Limited and Eascor Holding Limited.
Percent of class: 19.36% (based upon 26,675,001 ordinary shares of Intercont (Cayman) Ltd issued and outstanding as of August 20, 2025)
Sole power to vote or to direct the vote: 5,164,951
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,164,951
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Muchun Zhu: /s/ Muchun Zhu, Muchun Zhu (08/26/2025)